Exhibit 7.1

	2013	2012	2011	2010	2009
Other financial data	%	%	%	%	%
Dividend payout ratio (1)	—	—	—	1,389.4	—
Return on average total assets (2)	—	—	—	0.4	—
Return on average ordinary shareholders' equity (3)	—	—	—	17.8	—
Average owners' equity as a percentage of average total assets	10.9	3.3	2.4	2.2	3.0
Capital ratio – Tier 1	23.2	13.9	12.0	11.0	19.9
Total	26.1	19.8	17.5	15.8	25.5
Ratio of earnings to fixed charges only (4)
– including interest on deposits	0.71	0.13	0.39	1.26	—
– excluding interest on deposits	0.30	—	0.84	1.86	—

Notes:

(1)    Dividend payout ratio represents dividends paid and current year final dividends proposed as a percentage of net profit attributable to ordinary shareholders.

(2)    Return on average total assets represents profit for the year as a percentage of average total assets. Negative ratios have been excluded.

(3)    Return on average ordinary shareholders' equity represents profit attributable to ordinary shareholders expressed as a percentage of average ordinary shareholders' equity. Negative ratios have been excluded.

(4)    For this purpose, earnings consist of income before tax plus fixed charges. Fixed charges consist of total interest expense, including or excluding interest on deposits. Deposits include banks and total customer accounts. Negative ratios have been excluded. The coverage deficiency for total fixed charges excluding interest on deposits for the year ended 31 December 2013 is €142 million (31 December 2012 - €887 million and 31 December 2011 - €186 million). The earnings for the year ended 31 December 2009 was inadequate to cover total fixed charges excluding interest on deposits and total fixed charges including interest on deposits.